09055648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8-52983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sawtooth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 West Main Street, Suite 320
(No. and Street)

Boise	ID	83702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Mecham (208) 331-0767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott Mecham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sawtooth Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANGELA HIDALGO
NOTARY PUBLIC
STATE OF IDAHO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAWTOOTH SECURITIES, LLC

CONTENTS

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Sawtooth Securities, LLC

We have audited the accompanying statements of financial condition of Sawtooth Securities, LLC as of December 31, 2008 and 2007, and the related statements of operations, changes in members' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sawtooth Securities, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of Americas.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2009

SAWTOOTH SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 29,199	$ 88,923
Commissions and fees receivable	2,583	6,784
Clearing deposit	25,000	25,000
Other assets	2,245	329
	$ 59,027	**$ 121,036**
LIABILITIES AND MEMBERS' DEFICIT		
LIABILITIES:		
Commissions payable	$ 5,384	$ 880
Accounts payable and accrued expenses	1,353	4,595
Line of credit (Note 5)	-	46,509
Total liabilities	6,737	51,984
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 2)	321,096	321,096
MEMBERS' DEFICIT (Note 3)	(268,806)	(252,044)
	$ 59,027	**$ 121,036**

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES:		
Commissions and fees	$ 493,078	$ 640,409
Interest and dividends	12,516	62,963
Total revenues	505,594	703,372
EXPENSES:		
Commissions	325,970	492,416
Salaries and benefits	102,339	96,433
General and administrative	71,182	93,748
Professional fees	22,214	33,071
License and regulatory fees	9,472	9,561
Occupancy costs (Note 4)	15,252	14,224
Other	35,927	23,725
Total expenses	582,356	763,178
NET LOSS	**$ (76,762)**	**$ (59,806)**

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE, December 31, 2006	$	(192,238)
Net loss		(59,806)
BALANCE, December 31, 2007		(252,044)
Contributions		60,000
Net loss		(76,762)
BALANCE, December 31, 2008	**$**	**(268,806)**

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEARS ENDED DECEMBER 31, 2008 AND 2007

BALANCE, December 31, 2006	$	321,096
Accrued interest		18,984
Interest paid		(18,984)
BALANCE, December 31, 2007		321,096
Accrued interest		18,984
Interest paid		(18,984)
BALANCE, December 31, 2008	**$**	**321,096**

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (76,762)	$ (59,806)
Adjustments to reconcile net loss to net cash used in operating activities:		
Interest on subordinated debt	18,984	18,984
Decrease in commissions receivable	4,201	602
Decrease in other assets	(1,916)	(46)
(Decrease) increase in accounts payable and accrued expenses	(3,242)	3,332
Increase (decrease) in commissions payable	4,504	(5,856)
Net cash used in operating activities	(54,231)	(42,790)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions	60,000	-
Payment of interest on subordinated debt	(18,984)	(18,984)
(Decrease) increase in line of credit	(46,509)	46,509
Net cash (used in) provided by financing activities:	(5,493)	27,525
NET DECREASE IN CASH AND CASH EQUIVALENTS	(59,724)	(15,265)
CASH AND CASH EQUIVALENTS, at beginning of year	88,923	104,188
CASH AND CASH EQUIVALENTS, at end of year	**$ 29,199**	**$ 88,923**
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Cash paid for interest	**$ 21,623**	**$ 20,813**

The accompanying notes are an integral part of these statements.

SAWTOOTH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Sawtooth Securities, LLC (the "Company") was incorporated in Idaho in October 2000, and was approved as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. on February 16, 2001.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not considered a separate taxable entity for tax purposes. All income is reported on the respective members' tax return.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has borrowed money under a subordination agreement as follows:

	2008	2007
Bearing interest at 8.0% and due on April 30, 2011	$ 237,250	$ 237,250
Accrued interest on subordinated note	128,142	109,158
Interest paid on subordinated note	(44,296)	(25,312)
	$ 321,096	**$ 321,096**

The subordinated borrowings and related accrued interest are covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $50,045 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.13 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its supervisory member, whereby the Company pays a monthly management fee. During the years ended December 31, 2008 and 2007, the supervisory member waived all management fees.

The Company has an agreement whereby it reimburses members for its portion of rent and other operating expenses on a monthly basis. During the years ended December 31, 2008 and 2007, the Company reimbursed its members $15,252 and $14,224 respectively.

NOTE 5 - COMMITMENTS

The Company has a $50,000 revolving commercial line of credit with a bank bearing interest at the prime rate plus 1%, (5.00% at December 31, 2008 due June 30, 2010. The line of credit is personally guaranteed by the members of the Company. The line of credit is was renewed on June 30, 2006 and subject to renewal in June of every third year. At December 31, 2008, the Company's unused amount of the line of credit is $50,000.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of those instruments.

SUPPLEMENTARY INFORMATION

SAWTOOTH SECURITIES, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDIT:		
Members' deficit	$	(268,806)
Liabilities subordinated to claims of general creditors		321,096
Total credits		52,290
DEBITS:		
Nonallowable assets:		
Other assets		2,245
NET CAPITAL		50,045
Minimum requirements of 6-2/3% of aggregate indebtedness of $6,737 or $5,000, whichever is greater"		5,000
Excess net capital	**$**	**45,045**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	5,384
Accounts payable and accrued expenses		1,353
TOTAL AGGREGATE INDEBTEDNESS	**$**	**6,737**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.13 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Sawtooth Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of Sawtooth Securities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2009

SAWTOOTH SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED
DECEMBER 31, 2008 AND 2007